SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003
Commission File Number: 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Registrant)

Tele Centro Oeste Celular Participações Holding Company

(Translation of registrant’s name into English)

SCS — Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Luis Andre Carpintero Blanco

Luis Andre Carpintero Blanco Investor Relations Officer

     Dated: November 21, 2003

EXHIBITS

Exhibit
Number	Description

1	Notice dated November 21, 2003 to the holders of Tele Centro Oeste Celular Participações S.A. (“TCO”) American Depositary Receipts of an amendment to the TCO Deposit Agreement.